SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)

Continental Fuels, Inc.
(Name of Issuer)

COMMON STOCK
par value $.001 per share
(Title of Class of Securities)

_________21144M 203___________
(CUSIP Number)

Mr. Christopher J. McCauley
14255 U.S. Highway 1, Suite 209
Juno Beach, FL 33408
(561) 630-2977
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 8, 2008
____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21144M 203

1.	Names of Reporting Persons.

Universal Property Development and Acquisition Corporation

	I.R.S. Identification Nos. of above persons (entities only):	20-3014499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	Not applicable.
(b)	Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Nevada

Number of	7.	Sole Voting Power	48,182,209
Shares
Beneficially	8.	Shared Voting Power	0
Owned by Each
Reporting	9.	Sole Dispositive	48,182,209
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	48,182,209

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)	82.41%

14.	Type of Reporting Person (See Instructions)

HC

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share, of Continental Fuels, Inc. (the “Issuer”). The Issuer has its principal executive offices at 600 Travis, Suite 6910, Houston, Texas 77002.

Item 2.	Identity and Background

This Schedule 13D is being filed by Universal Property Development and Acquisition Corporation (“UPDA”), a Nevada corporation, whose principal executive offices are located at 14225 U.S. Highway 1, Suite 209, Juno Beach, FL 33408. UPDA is engaged in the oil and natural gas production, development, storage, transportation and distribution industry. UPDA operates as a holding company with its operations being conducted through its subsidiaries.

During the last five years, UPDA has not been convicted in a criminal proceeding, nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or could have resulted in, UPDA being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

UPDA is incorporated in the State of Nevada.

On April 23, 2007, UPDA and the Issuer closed a business combination transaction pursuant to the terms of a Stock Purchase Agreement (the “SPA”) dated April 20, 2007. Pursuant to the SPA, UPDA transferred one hundred percent (100%) of the capital stock of two of its subsidiaries, US Petroleum Depot, Inc. and Continental Trading Enterprizes, Inc. (the “Subsidiaries”), to the Issuer in exchange for 50,000 shares of the Issuer’s Series A Convertible Preferred Stock and a promissory note payable by the Issuer in the amount $2,500,000. The Preferred Stock was convertible into 500,000,000 shares of the Issuer’s common stock on the closing date and UPDA has the right to vote the shares of Preferred Stock on an “as converted” basis in any matters for which the holders of the Issuer’s common stock are entitled to vote. On April 22, 2008, the Issuer had 149,815,833 shares of common stock issued and outstanding. As of that date UPDA had the power to control the vote of approximately 77% of the Issuer’s voting capital stock. The issuance of the Preferred Stock to UPDA constituted a change of control transaction for the Issuer, as UPDA owns a majority of its outstanding voting capital stock.

On August 1, 2007, UPDA converted 2,000 shares of its Series A Preferred Stock into 2,000,000 shares of the Issuer’s common stock, of which 1,817,792 shares were distributed to the common shareholders of UPDA as a special distribution of assets. As a result of this conversion of Preferred Stock, and a 1 for 10 reverse stock split of the Issuer’s common stock effective May 12, 2008, UPDA currently holds 48,000 shares of the Issuer’s Preferred Stock which are convertible into 48,000,000 shares of the Issuer’s common stock. Also as a result of the August 1, 2007, conversion of Preferred Stock, UPDA currently also owns 182,209 shares of the Issuer’s common stock. Based on the capitalization of the Issuer as of the July 8, 2008, UPDA beneficially owned 82.41% of the voting capital stock of the Issuer as of that date.

Each share of the Preferred Stock held by UPDA is convertible into 1,000 shares of the Issuer’s common stock. Adjustments in the conversion ratio will be made in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger in a manner which will provide the preferred holder, upon full conversion into common stock, the same percentage ownership of the Issuer that existed immediately prior to such action. The Preferred Stock has the same voting rights as the Issuer’s common stock, on an as converted basis, with UPDA having one vote for each share of common stock into which its Preferred Stock is convertible. UPDA has the right to vote its shares of Preferred Stock on all matters presented to the Issuer’s common stockholders for a vote. The Preferred Stock has a liquidation preference over the Issuer’s common stock up to one-hundred dollar ($100) per share of the Preferred Stock.

On July 8, 2008, the common stock, par value $.001 per share, of the Issuer became registered with the Securities and Exchange Commission pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

As described above, UPDA acquired its shares of the Issuer’s Preferred Stock pursuant to the terms of a business combination transaction. The consideration paid by UPDA for the shares of Preferred Stock acquired consisted of various existing assets of UPDA which were transferred to the Issuer pursuant to the terms of the SPA.

Item 4.	Purpose of Transaction

The acquisition of the Preferred Stock by UPDA constituted a change of control transaction for the Issuer as UPDA now owns a majority of the outstanding voting securities of the Issuer. Therefore, UPDA has the voting power to pass actions requiring shareholder approval and has the voting power to control the election of directors to the Issuer’s board of directors. UPDA intends to hereafter operate the Issuer as a majority owned subsidiary of UPDA.

In connection with the change of control, Mr. Kamal Abdallah, the CEO, President and a board member of UPDA, and Mr. Christopher McCauley, the Vice-President and a board member of UPDA were appointed to the Board of Directors of the Issuer. The board of directors of the Issuer currently consists of three (3) members; Mr. Timothy Brink, Mr. Kamal Abdallah and Mr. Christopher McCauley.

Except as described above, UPDA does not have any plans or proposals, which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
        (d) Any change in the present board of directors or management of UPDA, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
        (e) Any material change in the present capitalization or dividend policy of the Issuer;
        (f) Any other material change in the Issuer ‘s business or corporate structure.
        (g) Changes in the Issuer ‘s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
        (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
        (j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

UPDA currently beneficially owns 48,182,209 shares of the Issuer’s common stock. As of the date of this filing, the 48,182,209 shares of the Issuer’s common stock that are beneficially owned by UPDA, as described above, constitutes 82.41% of the issued and outstanding shares of common stock of the Issuer.

UPDA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition with respect to, the 48,182,209 shares of the Issuer’s common stock that are beneficially owned by UPDA.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, UPDA certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2008

UNIVERSAL PROPERTY DEVELOPMENT
AND ACQUISITION CORPORATION

By:	/s/ Kamal Abdallah
Name: Kamal Abdallah
Title: CEO and President